REDFLEX
GROUP

Redflex Group
31 Market Street (P.O. Box 720)
South Melbourne
Victoria, Australia 3205
Tel:+613 9674 1888
Web: www.redflex.com.au
[redacted]

RECEIVED
2005 DEC 30 P 12: 45
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

05013568

SUPPL

16 December 2005

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Redflex Holdings Limited: Rule 12g3-2(b) Exemption File No. 82-34862

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Redflex Holdings Limited (the "Company"), **enclosed are** the documents described on Schedule I hereto for your attention.

These documents supplement the information previously provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on 24 February 2005.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Please do not hesitate to contact the undersigned by telephone at +61 3 9674 1712 or by facsimile at +61 3 9696 1411 in Melbourne, Australia if you have any questions.

Please acknowledge receipt of this letter and the enclosed material by date stamping the **enclosed** receipt copy of this letter and returning it in the pre-addressed envelope also **enclosed** herewith.

Yours faithfully

Marilyn Stephens
Company Secretary

PROCESSED
JAN 03 2006
THOMSON
FINANCIAL

(Enclosures)

12/30

Schedule I

Documents made public since the last submission on 5 December 2005:

Date	Item	Description
12 December 2005	Company Announcement	Redflex Communications signs AU$1.4M European Secure Defence Contract
9 December 2005	Company Announcement	Redflex announces New Contract – Griffin, Georgia

File No: 82-34862

REDFLEX
HOLDINGS

Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9696 1411 www.redflex.com.au

Release to Australian Stock Exchange

Redflex Communications signs AU$1.4M European Secure Defence Contract

12 December 2005. The Directors are pleased to announce that Redflex Communications Pty Ltd., a wholly owned company of the Redflex Group, has been awarded a firm fixed price contract valued at AU$1.4 million to provide a secure communication system to a NATO defence force. Redflex has been requested not to disclose the specific identity of the end customer.

Redflex is subcontracted to a European systems integration company to supply this system. This contract represents the fifth such system of Redflex's Generation III product to be used by an international defence force and Redflex's second defence system in Europe. Peter Harrison, General Manager of Redflex Communications said "The contract provides further evidence of industry acceptance of Redflex's Generation III product. The Switchplus product has been specifically designed to address the secure communications segment of the defence market space. Redflex's Generation III product will be in operation in five countries by mid 2006."

This system is scheduled for delivery in May 2006.

Switch*plus*® is the core product of Redflex Communications and is used in Air Traffic Control, high security Military Operations Centres and other Command and Control and Public Safety applications around the world. Redflex Communications, with facilities in Melbourne, Australia and the Washington, DC area of the USA, is a leading communications systems integrator for transportation, defence and public safety application worldwide.

The Redflex Group has principal offices in Australia and the USA and representatives on all continents.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
+61 3 9674 1888

Brad Kay
President and CEO
Redflex Communication Systems Inc
brad.kay@redflex.com.au
+1 703 673 4128

REDFLEX
HOLDINGS
Redflex Holdings Limited
ACN 069 306 216
31 Market Street, South Melbourne, Victoria, Australia 3205
Tel: +61 3 9674 1888 Fax: +61 3 9696 1411 www.redflex.com.au

Release to Australian Stock Exchange

New Contract – Griffin, Georgia

09 December 2005: The Directors are pleased to announce that Redflex Traffic Systems Inc., a company of the Redflex Group, has been awarded a new USA build-own-operate-maintain contract to improve public safety with a red light photo enforcement program with the City of Griffin in the State of Georgia. Griffin has a population of 23,000 and is located in the south east Atlanta metro area.

The contract is for an initial term of two years with up to nine successive two-year renewal options. Redflex will deliver fixed red-light enforcement systems for up to 10 intersections. The actual quantity of approaches delivered will be based on mutual agreement between Redflex and the City as warranted by community safety and traffic needs.

Redflex Traffic Systems Inc, based in Scottsdale Arizona, has contracts with 93 cities in 11 countries. In the USA, Redflex is the largest provider of digital red light photo enforcement services with contracts in 77 cities and towns across 15 states and has led the market in installed systems, installation rate, and market share over the past 12 months.

For further information:

Graham Davie
Chief Executive Officer
Redflex Holdings Limited
graham.davie@redflex.com.au
(03) 9674 1888

Bruce Higgins
President and CEO
Redflex Traffic Systems Inc
bruceh@redflex.com
0011-1-480-9987478